UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 23, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		76,977,900 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,977,900 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,644,756 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer and 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		76,977,900 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,977,900 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,644,756 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer and 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		76,977,900 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,977,900 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,644,756 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer and 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		76,977,900 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,977,900 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,644,756 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer and 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		77,085,291 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,085,291 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,752,147 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.7% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, and 6,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in two equal installments of 3,000 on April 23, 2010 and July 1, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		224,011 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		224,011 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,890,867 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 224,011 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

Amendment No. 13 to Schedule 13D
     This Amendment No. 13 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”), Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”), Craig Cogut (“Mr. Cogut”) and Richard Kelson (“Mr. Kelson,” and together with PPAIV, PPLED, PPIV, PIIV, PIGP, PCLLC and Mr. Cogut, the “LEDH Members ”) (LEDH and the LEDH Members are also referred to herein as the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010 and Amendment No. 12 filed on May 14, 2010. Except as specifically provided herein, this Amendment No. 13 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above filed by the Reporting Persons. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     PPIV entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer, whereby the Issuer agreed to issue and sell to PPIV 235,295 units (the “Series E Units”) of its securities at a price per Series E Unit of $127.50, for an aggregate purchase price of $30,000,112.50. The source of the funds used by PPIV in connection with the Subscription Agreement was working capital of PPIV.
Item 4. Purpose of Transaction
     On June 23, 2010, PPIV entered into the Subscription Agreement with the Issuer, whereby the Issuer agreed to issue and sell to PPIV 235,295 Series E Units of its securities at a price per Series E Unit of $127.50, for an aggregate purchase price of $30,000,112.50. Each Series E Unit consists of: (a) one share of the Issuer’s newly designated Series E Non-Convertible Preferred Stock (“Series E Preferred Stock”) and (b) a warrant (the “Warrant”) representing the right to purchase 50 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at a price per share of $7.00, subject to adjustment (collectively, the “Series E Preferred Offering ”). Pursuant to the Subscription Agreement, the Issuer agreed to apply a portion of the proceeds of the Series E Preferred Offering to repay all amounts outstanding under the Issuer’s line of credit with the Bank of Montreal (“BMO”). On June 24, 2010, the Issuer repaid all outstanding principal amounts on the BMO facility. The Issuer and PPIV subsequently agreed that the Issuer would reduce the line of credit from $10 million to $2 million, subject to BMO’s approval.
     The Issuer’s Committee of Independent Directors, which is comprised entirely of independent directors, approved the Series E Preferred Offering (including the Support Services Agreement (described below)) and engaged an independent financial advisor to assist in evaluating and negotiating the transaction.
     Concurrent with the execution of the Subscription Agreement, on June 23, 2010, PPIV and the Issuer entered into a Warrant Agreement (the “Warrant Agreement”) setting forth the terms and conditions of the Warrants, whereby PPIV may purchase shares of Common Stock, upon exercise of the Warrant(s) issued in conjunction with the Series E Preferred Offering. As discussed above, each Warrant represents the right to purchase 50 shares of the Issuer’s Common Stock, at a price per share of $7.00, subject to adjustment. Pursuant to the terms of the Warrant Agreement, the shares of Series E Preferred Stock and Warrants comprising the Series E Units are immediately separable upon notice to the Issuer. The Warrant Agreement also provides for certain anti-dilution protections. Pursuant to the Series E Preferred Offering, PPIV received Series E Units, which are comprised of Warrant(s) to purchase 11,764,750 shares of Common Stock in the aggregate.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock and/or Series C Preferred Stock and/or Series D Preferred Stock and/or Series E Preferred Stock of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 13 are incorporated herein by reference. Such information is based upon 30,551,541 shares of Common Stock outstanding as of May 12, 2010 as reported in the Issuer’s Form 10-Q filed with the SEC on May 17, 2010.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     The disclosure regarding the purchase of Securities in the Series E Offering in Items 3 and 4 is incorporated by reference.
     The shares beneficially owned by Mr. Kelson include 21,391 shares that represent payment of director fees by the Issuer for the fourth quarter of 2009 that were payable as of January 1, 2010, and issued on June 4, 2010.
     The shares beneficially owned by Mr. Cogut include 21,391 shares that represent payment of director fees by the Issuer to Pegasus Capital Advisors IV, L.P. (“Pegasus Advisors”) for the fourth quarter of 2009 that were payable as of January 1, 2010 and issued on June 4, 2010 and 80,000 shares that represent payment of director fees by the Issuer to Pegasus Advisors issued on April 23, 2010.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On June 23, 2010, in conjunction with the execution of the Subscription Agreement and Warrant Agreement, and as an inducement for the Series E Preferred Offering, the Issuer entered into a Support Services Agreement (the “Support Services Agreement”), whereby the Issuer agreed to pay Pegasus Advisors $750,000 as reimbursement for prior financial, strategic planning, monitoring and other related services previously provided by Pegasus Advisors, and to pay $187,500 for the next four calendar quarters and then $125,000 for each of the four calendar quarters thereafter in exchange for such services during such periods.
     On June 23, 2010, the Issuer received a consent and waivers from PPIV, the holder of more than a majority of the then outstanding shares of Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”) of the Issuer and the previously issued and outstanding warrants issued in conjunction with the Series D Preferred Stock (the “Series D Warrants ”) pursuant to which PPIV consented to the creation and issuance of the Series E Preferred Stock composing part of the Series E Units and waived any anti-dilution adjustments that may be required pursuant to certain provisions contained in the Series D Warrants as a result of certain issuances of securities by the Issuer. Pursuant to the terms of the certificate of designation governing the Series D Preferred Stock, the Issuer was required to obtain the consent of the holders of at least a majority of the outstanding shares of Series D Preferred Stock prior to creating or issuing the Series E Preferred Stock composing part of the Series E Units because the Series E Preferred Stock ranks equal to the Series D Preferred Stock with respect to rights upon liquidation or dissolution of the Issuer.
     The disclosure regarding the Subscription Agreement and the Warrant Agreement in Item 4 is incorporated herein by reference.
     Copies of the Subscription Agreement, Warrant Agreement and Support Services Agreement are incorporated by reference as Exhibits 10.1, 10.2 and 10.3, respectively, to this Amendment No. 13. You are encouraged to read the Subscription Agreement, Warrant Agreement and Support Services Agreement for a more complete understanding of their terms and conditions. The foregoing descriptions of the Subscription Agreement, Warrant Agreement and Support Services Agreement are qualified in their entirety by reference to the full text of the Subscription Agreement, Warrant Agreement and Support Services Agreement.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Subscription Agreement, dated as of June 23, 2010, between Lighting Science Group Corporation and Pegasus Partners IV, L.P. (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on June 29, 2010).

10.2	Warrant Agreement, dated as of June 23, 2010, between Lighting Science Group Corporation and Pegasus Partners IV, L.P. (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K, filed with the SEC on June 29, 2010).

10.3	Support Services Agreement, dated as of June 23, 2010, between Lighting Science Group Corporation and Pegasus Capital Advisors, L.P. (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K, filed with the SEC on June 29, 2010).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 2, 2010

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut CRAIG COGUT

/s/ Richard Kelson RICHARD KELSON